October 29, 2009

By FedEx and Facsimile (703) 813-6968

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 22, 2009
File No. 333-161719

Dear Ms. Long:

On behalf of our client, Global Defense Technology & Systems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 27, 2009 to John Hillen, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 which was filed with the Commission on October 22, 2009. We are enclosing the Company’s Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1/A filed as of October 29, 2009 (as amended, the “Registration Statement”) marked to show changes from Amendment No. 2. References to page numbers in the Company’s responses refer to page numbers in the Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

General

1.	We note your intention to file updated financial statements and related disclosures for the period ended September 30, 2009. We also note your disclosure that the historical financial statements and related disclosures in the filing have not been adjusted for the 60,000-for-1 stock split that you will undergo prior to the consummation of this offering. Please confirm to us that you intend to retroactively reflect the stock split in your historical financial statements and related disclosures prior to effectiveness.

Confirmed.

Stock-Based Compensation, page 51

2.	We note your response to our prior comment six and your intention to provide additional disclosures when the initial public offering price is determined. In addition to your planned disclosures, please also:

—	revise the tabular presentation on page 52 to disclose the number of options issued as of or between each valuation date; and

—	revise the narrative disclosures to explain why you did not obtain a third party valuation.

Complied with under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” on page 52.

Prior Comment 4 from Staff Comment Letter dated October 16, 2009

We have complied with the second sentence of prior comment 4 from the Staff’s letter dated October 16, 2009 by expanding the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Revenues” and “—Operating Income (Loss)” on pages 42 and 46, respectively.

*    *    *

The Company acknowledges the following:

•	the Company is fully responsible for the adequacy and accuracy of the filing;

•

Staff comments, changes to disclosure in response to Staff comments or the declaration of effectiveness of the filing do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 202.663.9201.

Sincerely,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

Enclosures

cc:	Chambre Malone, Staff Attorney

Patricia Armelin, Staff Accountant

Anne McConnell, Assistant Chief Accountant

John Hillen, Chief Executive Officer

Christopher Paci, DLA Piper LLP (US)

Daniel C. Frey, PricewaterhouseCoopers LLP

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